

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3628

September 13, 2018

Helaine Kaplan
President and Managing Director
Deutsche Mortgage & Asset Receiving Corporation
60 Wall Street
New York, New York 10005

**Re: Deutsche Mortgage & Asset Receiving Corporation
Registration Statement on Form SF-3
Filed August 20, 2018
File No. 333-226943**

Dear Ms. Kaplan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

The Asset Representations Reviewer – Asset Review – Asset Review Trigger, page 322

1. We note that the third and fourth paragraphs in this section have different explanations about why the alternative test, set as set forth in clause (2) in the second paragraph of this section, is appropriate. Please revise this disclosure to eliminate inconsistent and/or duplicative disclosure or advise.

Dispute Resolution Provisions, page 341

2.   The third paragraph under the heading "Certificateholder's Rights When a Repurchase Request is Initially Delivered By a Certificateholder" is nearly identical to the first

paragraph under the heading "Resolution of a Repurchase Request." It is unclear why this information is presented in two different places. Please revise or advise.

<u>Dispute Resolution Provisions – Resolution of a Repurchase Request, page 341</u>

3. In the second paragraph of this section, the term "PSA Party Repurchase Request" is not defined. Please define or otherwise revise.

<u>Part II – Information Not Required in Prospectus</u>

<u>Item 14. Exhibits.</u>

4. In your next amendment, please file the form of depositor certification by the chief executive officer as Exhibit 36.1. Refer to Item 601(b)(36) of Regulation S-K and General Instruction I.B.1.(a) of Form SF-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny at (202) 551-3674 or me at (202) 551-3313 with any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance